Exhibit 99.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED

MARCH 31, 2015

May 14, 2015

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS	1

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

OVERVIEW	2

OUTLOOK	5

BASIS OF PRESENTATION	6

SELECTED FINANCIAL INFORMATION	7

FINANCIAL CONDITION	7

SUMMARY OF QUARTERLY RESULTS	9

DISCUSSION OF OPERATIONS	10

LIQUIDITY AND CAPITAL RESOURCES	11

CASH FLOWS BY ACTIVITY	16

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	17

RECENT ACCOUNTING PRONOUNCEMENTS	17

OFF BALANCE SHEET ARRANGEMENTS	18

OUTSTANDING SHARE DATA	18

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	18

RISK FACTORS AND UNCERTAINTIES	19

FURTHER INFORMATION	22

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Amaya Inc. (“Amaya”, the “Corporation”, “we”, “us” or “our”), on a condensed consolidated basis, for the three-month period ended March 31, 2015. This document should be read in conjunction with the information contained in the Corporation’s unaudited condensed consolidated financial statements and related notes for the three-month period ended March 31, 2015 and with the audited consolidated financial statements and related notes for the year ended December 31, 2014 (the “2014 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2014 Annual MD&A”). The financial statements and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Corporation’s website at www.amaya.com.

For reporting purposes, the Corporation prepares its financial statements in Canadian dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB” and, International Financial Reporting Standards as issued by IASB, “IFRS”). See also “Basis of Presentation” below. Unless otherwise indicated, all dollar (“$”) amounts in this MD&A are expressed in Canadian dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘USD’’ or “USD $” are to U.S. dollars. Unless otherwise indicated, all references to a specific “note” refers to the notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three-month period ended March 31, 2015.

As used in this MD&A, EBITDA is defined by the Corporation as earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, and stock-based compensation. EBITDA is a non-IFRS measure.

Unless otherwise stated, in preparing this MD&A, we have taken into account information available to us up to May 14, 2015, the date of this MD&A.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and the Corporation’s consolidated financial statements and related notes contain certain information that may constitute forward-looking information within the meaning of applicable securities laws, which Amaya refers to in this MD&A as forward-looking statements. These statements reflect Amaya’s current expectations related to future events or its future results, performance, achievements, business prospects or opportunities and products and services development, and future trends affecting the Corporation. All such statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A and the Corporation’s consolidated financial statements and related notes. Such statements are based on a number of assumptions which may prove to be incorrect.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of Corporation’s Annual Information Form for the year ended December 31, 2014 (the “2014 Annual Information Form”), which is available on SEDAR at www.sedar.com: the heavily regulated industry in which the Corporation carries on business; online gaming generally; current and future legislation with respect to online gaming or generally in jurisdictions where the Corporation is currently doing business or intends to do business; potential changes to the gaming regulatory scheme; legal and regulatory requirements; significant barriers to entry; competition; ability to develop commercially viable solutions, products or services; impact of inability to complete future acquisitions, integrate businesses successfully or ability to generate synergies; ability to develop and enhance existing solutions; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; lengthy and variable sales cycle; ability to recruit and retain management and other qualified personnel; defects in the Corporation’s solutions, products or services; losses due to fraudulent activities; impact of currency fluctuations; management of growth; contract awards; service interruptions of Internet service providers; ability of Internet infrastructure to meet applicable demand; systems, networks or telecommunications failures or cyber-attacks; regulations that may be adopted with respect to the Internet and electronic commerce; refinancing risks; customer and operator preferences and changes in the economy; changes in ownership of customers or consolidation within the gaming industry; litigation costs and outcomes; expansion into new gaming markets; relationships with distributors; access to financing on reasonable terms; and natural events. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2014 Annual Information Form and elsewhere in this MD&A and the 2014 Annual Information Form, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe Amaya’s expectations as of May 14, 2015 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

OVERVIEW

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Through its two reportable segments, Business-to-Consumer (“B2C”) and Business-to-Business (“B2B”), Amaya is focused on developing, operating and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries (collectively, “Rational Group”), which, among other things, currently offer online and mobile real- and play-money poker and other gaming products, including casino and sports betting (also known as sportsbook), as well as certain live poker tours and events, branded poker rooms in popular casinos in major cities around the world and poker programming for television and online audiences. Amaya’s B2B business currently consists of the operations of certain of its subsidiaries, which offer interactive and land-based gaming solutions. Amaya strives to not only improve and expand upon its current offerings, including its portfolio of what it believes to be high-growth interactive technology-based assets, but to pursue and capitalize on new global growth opportunities. Amaya seeks to take advantage of technology to provide gaming and interactive entertainment to large networks of customers.

B2C

Since the acquisition of the Rational Group on August 1, 2014 (the “Rational Group Acquisition”), Amaya’s primary business has been its B2C segment, which currently generates the vast majority of Amaya’s revenues and profits. Based in the Isle of Man and operating globally, Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, Full Tilt, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos around the world and poker programming created for television and online audiences. In addition to expanding its existing real- and play-money poker businesses into new markets, Amaya has recently targeted growth into other online gaming verticals, notably casino and sportsbook, and intends to pursue opportunities in daily fantasy sports.

Rational Group’s primary brands are PokerStars and Full Tilt, each of which provides a distinct online gaming platform. Currently, according to online poker tracking site Pokerscout.com, the PokerStars and Full Tilt sites collectively hold a majority of the global market share of real-money poker player liquidity, or the volume of people playing as measured by average daily seated ring game real money poker players, and are among the leaders in play-money poker player liquidity. Since its 2001 launch, PokerStars has become the world’s largest real money online poker site based on, among other things, player liquidity, according to Pokerscout.com, and the Corporation believes that it has distinguished itself as one of the world’s premier poker brands.

B2B

Amaya’s B2B business includes the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies, and ultimately indirectly to end-users and consumers. Amaya’s B2B solutions are designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, all of which is intended to improve the profitability, productivity, security and brands of the operators. Since inception, Amaya has developed its portfolio of solutions through both internal development and strategic acquisitions, including Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”), acquired in July 2011, and CryptoLogic Ltd. (“CryptoLogic”), acquired in April 2012, Cadillac Jack Inc. (“Cadillac Jack”), acquired in November 2012, and Diamond Game Enterprises (“Diamond Game”), acquired in February 2014, all of which provide technology, content and services to a diversified base of customers in the regulated gaming industry. As of the date of this MD&A, and as previously announced with respect to certain subsidiaries, Amaya and its management (“Management”) have initiated a strategic review process to explore the divestiture of these B2B assets and have begun to execute on the same. The fundamental objective of this review and the potential divestitures is to expedite the Corporation’s overall business strategy and maximize shareholder value. See “Overview—Recent Highlights—B2B Asset Divestitures” below.

Recent Highlights

Set forth below is a general summary of certain recent corporate highlights, developments and announcements. For additional corporate developments and announcements during the reporting period, see the disclosure under the heading “General Development of the Business” in the 2014 Annual Information Form.

B2B Asset Divestitures

As previously announced, Amaya is exploring strategic opportunities to divest its B2B business and to use the proceeds to repay outstanding indebtedness, repurchase the Corporation’s common shares (“Common Shares”) pursuant to the 2015 NCIB (as defined below) or otherwise, or a combination of both. In furtherance of its B2B assets review and overall business strategy, the Corporation announced the following strategic transactions:

•	the completed spin-off of Diamond Game through the initial public offering (the “Innova Offering”) of common shares of Innova Gaming Group Inc. (“Innova”) on May 5, 2015;

•	the execution of a definitive agreement for the sale of Cadillac Jack (the “CJ Sale”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE:APO) (“AGS”), on March 30, 2015;

•	the execution of a definitive share purchase agreement to sell Chartwell and Cryptologic to NYX Gaming Group (the “Chartwell/Cryptologic Sale”) on April 9, 2015; and

•	the completed sale of Ongame Network Ltd (“Ongame”) to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”) in the fourth quarter of 2014 (the “Ongame Sale”).

Innova Offering. On March 26, 2015, Amaya announced that its wholly owned subsidiary, Innova, had filed and obtained a receipt for a preliminary prospectus in respect of the Innova Offering, which included a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya. The Innova Offering closed on May 5, 2015 with Amaya receiving aggregate net proceeds of approximately $34.1 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. If the underwriters’ over-allotment option is exercised in full, Amaya’s retained interest will be reduced to approximately 31% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Innova Offering and Innova currently holds all of the shares of Diamond Game. Diamond Game is classified as discontinued operations and its assets and liabilities are classified as held for sale in the condensed consolidated financial statements for the three-month period ended March 31, 2015.

CJ Sale. On March 30, 2015, Amaya announced that it entered into a definitive agreement to sell Cadillac

Jack to AGS for approximately USD $382 million comprising cash consideration of USD $370 million, subject to adjustment, and a USD $12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Subject to receipt of gaming regulatory and antitrust approvals and other customary closing conditions, Amaya anticipates closing the CJ Sale in 2015. Amaya anticipates using the net proceeds from the CJ Sale primarily for deleveraging, including the repayment of the Senior Facility and Mezzanine Facility (each as defined below). Cadillac Jack is classified as discontinued operations and its assets and liabilities are classified as held for sale in the condensed consolidated financial statements for the three-month period ended March 31, 2015.

Chartwell/Cryptologic Sale. On April 9, 2015, Amaya announced that it entered into a share purchase agreement to sell Chartwell and Cryptologic to NYX Gaming Group for approximately $150 million, subject to adjustment. Subject to financing and other customary closing conditions, Amaya anticipates closing the Chartwell/Cryptologic Sale before the end of the third quarter of 2015. The Corporation also currently anticipates using the net proceeds from the Chartwell/Cryptologic Sale for deleveraging as well as repurchasing Common Shares pursuant to the 2015 NCIB. In connection with the Chartwell/Cryptologic Sale, a subsidiary of Amaya and NYX Gaming Group anticipate entering into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to Amaya’s real-money casino offering which Amaya intends to integrate into the PokerStars and Full Tilt branded casino websites. Pursuant to the Licensing Agreement, a subsidiary of Amaya will pay NYX Gaming Group a minimum license commitment in the amount of $12 million per year for each of the first three years of the Licensing Agreement.

Ongame Sale. Pursuant to a sale and transfer agreement (the “Ongame Sale and Transfer Agreement”), Amaya sold Ongame to NYX Gaming (Gibraltar) Limited, a wholly-owned subsidiary of NYX Gaming Group, for a purchase price equal to the sum of (i) US$1.00 (paid at the closing), plus (ii) an amount equal to eight times Ongame’s EBITDA for the year ending December 31, 2015, less any required working capital adjustments. The purchase price is only payable in 2016 upon determination of such amount based on Ongame’s 2015 year-end EBITDA, as calculated in accordance with the Ongame Sale and Transfer Agreement. In connection with this divestiture, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a $10.0 million unsecured convertible debenture on November 17, 2014 which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. At Amaya’s option, both interest and principal are payable in ordinary shares of NYX Gaming Group at any time prior to the maturity date of November 17, 2016. Amaya subsequently assigned an aggregate of $1.0 million of the unsecured convertible debenture to four individuals and the remaining $9.0 million to Rational Group. Ongame is classified as discontinued operations and its assets and liabilities are classified as held for sale in the 2014 Annual Financial Statements.

Pending the completion of the divestiture of all B2B assets, Amaya intends to continue its strategy of maximizing long-term shareholder value and pursuing sustainable, profitable growth. There can be no assurance as to if and when the CJ Sale or Chartwell/Cryptologic Sale will occur or whether they will occur on the same or substantially similar terms as previously agreed upon.

UK Licenses

On March 20, 2015, Amaya announced that it received licenses from the UK Gambling Commission for PokerStars and Full Tilt to operate online poker and other gaming offerings within the United Kingdom. Since late 2014, the brands had been operating under temporary continuation licenses, and prior to that, they were white-listed under applicable Isle of Man gaming licenses.

Cross Currency Swap Agreements

On March 16, 2015, Amaya announced that it entered into cross currency swap agreements (the “Swap Agreements”) that it anticipates will result in lower interest payments on existing debt and mitigate the impact of fluctuations in the Euro to USD exchange rate. The Swap Agreements allow for the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016% (a simple average of the different interest rates for the various Swap Agreements) to replace the USD interest payments bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%) related to the USD$1.75 billion seven-year first lien term loan secured by Amaya on August 1, 2014 to finance a portion of the Rational Group Acquisition. The interest and principal payments for the Swap Agreements, which mature in five years, will be made at a Euro to USD exchange rate of 1.1102 on USD notional amounts of $1.74 billion. For certain other hedging related activity, see below under “Liquidity and Capital Resources—Long-Term Debt—First and Second Lien Term Loans—USD Second Lien Term Loan”.

Italian Tax Matter

On March 11, 2015, Amaya commented on a tax dispute between a Rational Group subsidiary and Italian tax authorities related to the subsidiary’s Italian operations, primarily under the PokerStars brand, prior to the Rational Group Acquisition. Amaya was aware of the dispute prior to the Rational Group Acquisition and believes that Rational Group has consistently operated in compliance with applicable local tax regulations. During the disputed tax period, Rational Group paid €120 million in local taxes to the Italian tax authorities. The merger agreement related to the Rational Group Acquisition provides certain remedies to address tax and other liabilities that may arise post-closing but stem from Rational Group’s operations prior to the date of acquisition, including USD $315 million held in escrow for indemnifiable claims, including tax claims, and an additional USD $100 million that may be used to cover only tax claims.

2015 NCIB

On February 13, 2015, the Toronto Stock Exchange (the “TSX”) approved the Corporation’s notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 Common Shares, representing approximately 5% of Amaya’s issued and outstanding Common Shares as of January 26, 2015. The Corporation may purchase the Common Shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. The Corporation will determine in its sole discretion from time to time the actual number of Common Shares that it will purchase and the timing of any such purchases. In accordance with the applicable TSX rules, daily purchases under the 2015 NCIB may not exceed 161,724 Common Shares, representing 25% of the average daily trading volume of the Common Shares for the six-month period ended on January 31, 2015, and the Corporation may make, once per calendar week, a block purchase of Common Shares not owned, directly or indirectly, by insiders of Amaya that exceeds the daily repurchase restriction. Amaya intends to enter into, and seek TSX clearance of, an automatic share purchase plan (the “Automatic Purchase Plan”) with a broker to facilitate repurchases under the 2015 NCIB and, subject to the foregoing restrictions and the terms and conditions of the Automatic Purchase Plan, Amaya’s broker would be able to repurchase Common Shares under the Automatic Purchase Plan at any time, provided that the broker is not in possession of material, non-public information about Amaya, its subsidiaries or its business. The Automatic Purchase Plan would terminate upon the earlier of February 17, 2016 or the date on which the Corporation has purchased the maximum number of Common Shares permitted under the 2015 NCIB. Amaya is making the 2015 NCIB because it believes that, from time to time, the prevailing market price of its Common Shares may not reflect the underlying value of the Corporation, and that purchasing Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders. As of May 14, 2015, the Corporation has not purchased any Common Shares pursuant to the 2015 NCIB.

OUTLOOK

Since the Rational Group Acquisition in August 2014 and as a result thereof, Amaya has become the world’s largest publicly traded online gaming company, with its B2C segment, including the PokerStars and Full Tilt brands, being its primary business and source of revenue. With what it believes to be a premier, scalable platform that diversifies its products and services both geographically and across verticals, Amaya currently expects that the Rational Group Acquisition will help facilitate an increase in shareholder value and the delivery of sustainable, profitable long-term growth.

Currently, according to online poker tracking site Pokerscout.com, the PokerStars and Full Tilt sites collectively hold a majority of the global market share of real-money, ring game poker player liquidity, which is based on the average daily seated ring game real money poker players, and are among the leaders in play-money poker player liquidity. Since its 2001 launch, PokerStars has become the world’s largest real money online poker site based on, among other things, the number of players and player liquidity, according to Pokerscout.com, and the Corporation believes that it has distinguished itself as one of the world’s premier poker brands. In addition, Amaya is continuously developing its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective with respect to its B2C business, but most importantly, with respect to security and integrity across business segments and verticals. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry-leading practices and systems with respect to various aspects of its technology infrastructure, including payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming and VIP rewards and loyalty programs. Further, Amaya dedicates a major portion of its research and development investments to its B2C business, which seeks to provide broad market applications for products derived from its technology base.

As a regulated entity, we are required to maintain strong corporate governance standards and are required to, among other things, maintain effective internal controls over our financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping, file periodic reports with gaming authorities and maintain strict compliance with various laws and regulations applicable to us. In addition, there are various other factors associated with gaming operations that could burden our business and operations, including, without limitation, compliance with multiple and sometimes conflicting regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which the Corporation and its licensees operate. Any or all of such factors could have a material adverse effect on the Corporation’s business, operating results and financial condition. See also “Risk Factors and Uncertainties” below and in the 2014 Annual Information Form.

Amaya, through certain of its subsidiaries, is licensed or legally operates under third party licenses, as applicable, in various jurisdictions throughout the world, including the Isle of Man, Malta, Estonia, Spain, Greece, Denmark, Belgium, France, Italy, the United Kingdom and Bulgaria. Amaya seeks to ensure that it obtains all permits, authorizations, registrations and/or licenses necessary to manufacture, develop, distribute and offer its solutions, products and services, as applicable, in the jurisdictions in which it carries on business globally and where it is otherwise required to do so. In addition to expected organic growth in online and mobile poker in existing and new markets, however, Amaya believes that there are potentially significant opportunities for growth in new verticals. Specifically, Amaya believes that these new verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to leverage its brand recognition and capitalize on cross-selling these new verticals to its existing customer base, as well as to new customers. In addition to online and mobile casino and sportsbook, Amaya currently intends to explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering and pursuing opportunities in daily fantasy sports. With respect to online gaming, Amaya intends to seek licensure in all jurisdictions in which licensure is available and strives to be among the first of the licensed operators in newly regulated jurisdictions, in each case to the extent it would be in furtherance of its business goals and strategy and in compliance with its policies and procedures with respect to the same. For example, see “Regulatory Environment” in the 2014 Annual Information Form.

Amaya also continues to focus on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that the Corporation expects will deliver sustainable, profitable long-term growth. To do this, Amaya is undertaking a number of ongoing strategic initiatives, including: (i) strengthening and expanding its products and services and developing its intellectual property; (ii) expanding its geographical reach; and (iii) pursuing strategic acquisitions and divestitures. See also, “Overview—Recent Highlights”. With respect to its B2B business, Amaya intends to divest such business and use the proceeds therefrom to repay outstanding indebtedness or repurchase the Corporation’s Common Shares pursuant to the 2015 NCIB or otherwise. There can be no assurance as to if and when this divestiture will occur or whether it will occur on the same or substantially similar terms as previously agreed upon. Pending the completion of the divestiture of its B2B business, Amaya intends to continue its strategy of maximizing long-term shareholder value and pursuing sustainable, profitable growth by, among other things, increasing its market share through facilitating the delivery of gaming content across physical and interactive media through its B2B business, strengthening and expanding its existing portfolio of developed and acquired technologies and expanding its geographical reach.

BASIS OF PRESENTATION

The following information and comments are intended to provide a review and analysis of the Corporation’s operational results and financial position for the three-month period ended March 31, 2015, as compared to the three-month period ended March 31, 2014, and with respect to financial condition, as compared to the end of the most recently completed fiscal year. This MD&A should be read in conjunction with the consolidated financial statements and related notes for the three-month period ended March 31, 2015, the 2014 Annual Financial Statements and the 2014 Annual MD&A. Unless otherwise noted, the Corporation’s interim condensed consolidated financial statements and all financial information presented in this MD&A have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard (“IAS”) 34—Interim

Financial Reporting as issued by IASB, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in the Corporation’s interim condensed consolidated financial statements are consistent with those applied by the Corporation in 2014 Annual Financial Statements, except for the newly adopted accounting policies described below under “Summary of Significant Accounting Policies—New Significant Accounting Policies” that have had no impact on the comparative period presented in such interim condensed consolidated financial statements and no impact on the 2014 Financial Statements.

SELECTED FINANCIAL INFORMATION

	For the three-month period ended		For the year ended
(in $000’s, except per share data)	March 31, 2015	March 31, 2014 (Adjusted –note 20)	December 31, 2014
Total Revenue	340,133	12,842	571,949

Net Earnings (Loss)	12,963	38,960	(7,529)

Net Earnings (Loss) from Continuing Operations	22,698	44,373	82,065

Basic Net Earnings (Loss) Per Common Share	0.10	0.41	(0.07)

Diluted Net Earnings (Loss) Per Common Share	0.06	0.40	(0.07)

Basic Net Earnings (Loss) from Continuing Operations Per Common Share	0.17	0.47	0.79

Diluted Net Earnings (Loss) from Continuing Operations per Common Share	0.11	0.46	0.63

Total Assets	7,839,202	519,063	7,167,028

Total Long-Term Financial Liabilities	3,832,201	220,245	3,962,292

The Corporation’s growth in revenues during the three-month period ended March 31, 2015, as compared to the three-month period ended March 31, 2014, was primarily a result of the revenues generated from the B2C operations, primarily through the PokerStars brand, which was acquired in August 2014 as a result of the Rational Group Acquisition. The Corporation’s net earnings during the first quarter of 2015 were also primarily a result of the revenues generated from the B2C operations, particularly through the PokerStars brand, however such earnings were offset by a loss from Cadillac Jack and Diamond Game as they were classified as discontinued operations for the period in connection with the anticipated CJ Sale and the Innova Offering.

FINANCIAL CONDITION

The Corporation’s asset base of approximately $7.8 billion was primarily attributable the Rational Group Acquisition. See also “Liquidity and Capital Resources” below.

The Corporation currently anticipates using the net proceeds from the CJ Sale primarily for deleveraging, including the repayment of the Senior Facility and Mezzanine Facility. The Corporation also currently anticipates using the net proceeds from the Chartwell/Cryptologic Sale for deleveraging as well as repurchasing Common Shares pursuant to the 2015 NCIB or otherwise. However, there can be no assurance as to if and when the CJ Sale or Chartwell/Cryptologic sale will occur or whether they will occur on the same or substantially similar terms as previously agreed upon.

The Corporation evaluates revenue performance by both geographic area and revenue type. The following table sets out the proportion of revenue attributable to each of the legal gaming jurisdictions in which it sells its products, solutions and services for the three-month periods ended March 31, 2015 and 2014.

	For the three-month period ended March 31,
	2015 $000’s	2014 $000’s
Americas	31,776	4,744
Europe	285,278	8,098
Rest of world	23,079	–

Total	340,133	12,842

The revenue increase in all geographic areas for the three-month period ended March 31, 2015, as compared to the three-month period ended March 31, 2014, was primarily attributable to the revenue generated by the B2C business, particularly the products and services offered under the PokerStars brand.

Although prior to the Rational Group Acquisition in August 2014 the vast majority of Amaya’s revenues in 2014, including in the first quarter of 2014, were generated by its B2B land-based and interactive gaming solutions, following the Rational Group Acquisition, the vast majority of its revenues were, and the Corporation expects its revenues to continue to be, generated by its client interface, online and mobile gaming platforms under the B2C business segment. Following the Rational Group Acquisition, the B2C revenues were generated almost entirely through the provision of real-money poker offerings, followed by casino play-money and casino offerings. For a description of the Corporation’s B2B assets strategic review, see “Overview—Recent Highlights—B2B Asset Divestitures”. The Corporation believes its financial condition has remained substantially unchanged since December 31, 2014; however, the Corporation expects to significantly reduce its outstanding long-term debt as a result of the CJ Sale and the Chartwell/Cryptologic Sale, if and when they occur.

For a summary of certain trends and risks that could affect the Corporation’s financial statements or condition in the future, see “Outlook” above and “Risk Factors and Uncertainties” below, respectively.

In addition, Diamond Game and Cadillac Jack were classified as discontinued operations for the period ended March 31, 2015. The following table illustrates the impact of these discontinued operations on the financial condition of the Corporation by presenting the assets and liabilities classified as held for sale in connection with the CJ Sale and the Innova Offering.

$000’s
Cash	11,973
Accounts receivable	19,165
Income tax receivable	3
Prepaid expenses and deposits	3,890
Inventories	10,184
Goodwill and intangible assets	162,674
Property and equipment	43,428
Deferred development costs	5,172
Deferred income taxes asset	4,403
Receivable under finance lease	1,471

Assets classified as held for sale	262,363

$000’s
Accounts payable and accrued liabilities	11,695
Provisions	2,760
Income tax payable	421
Other payables	4,701
Deferred revenue	2,336
Deferred income taxes	19,893
Long term debt	413,485

Liabilities classified as held for sale	455,291

SUMMARY OF QUARTERLY RESULTS

For the three months ended (in $000’s, except per share data)	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
Revenue	13,967	18,770	10,397	12,842	4,653	212,325	342,129	340,133
Net Earnings (loss)	(11,442)	(3,466)	(6,824)	38,960	(7,588)	(25,288)	(13,613)	12,963
Net Earnings (loss) from Continuing Operations	(5,449)	791	(1,773)	44,373	(8,861)	25,857	25,697	22,698
Basic Net Earnings (loss) per Common Share	(0.13)	(0.04)	(0.08)	0.41	(0.08)	(0.21)	(0.10)	0.10
Diluted Net Earnings (loss) per Common Share	(0.13)	(0.04)	(0.08)	0.40	(0.08)	(0.15)	(0.07)	0.06
Basic Net Earnings (loss) from Continuing Operations per Common Share	(0.06)	0.01	(0.02)	0.47	(0.09)	0.22	0.19	0.17
Diluted Net Earnings (loss) from Continuing Operations per Common Share	(0.06)	0.01	(0.02)	0.46	(0.09)	0.16	0.13	0.11

The foregoing financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods, other than the three-month period ended March 31, 2015, have been adjusted to the reflect the impact of discontinued operations (see note 12). The presentation currency during such periods was the Canadian dollar.

The increase in revenues during the quarters ended September 30, 2014, December 31, 2014 and March 31, 2015, as compared to the previous five quarters, was primarily attributable to the revenue generated by the B2C operations following the Rational Group Acquisition on August 1, 2014, and to the consolidation of results from the Corporation’s overall business as of that date.

Our results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where we operate and the majority of our customers are located, and the related climate and weather in such geographies, among other things, revenues from our B2C operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted our historical results will repeat in future periods as we cannot influence or forecast many of these factors. For other factors that may cause our results to fluctuate, see “Risk Factors and Uncertainties” below.

DISCUSSION OF OPERATIONS

Revenue

	For the three-month period ended
	March 31, 2015 $000’s	March 31, 2014 $000’s
B2C*	336,697	–
Software licensing	2,563	7,986
Product sales	349	4,493
Participation leases and arrangements	78	69
Other	446	294

Total	340,133	12,842

*	The Corporation acquired the B2C business on August 1, 2014 pursuant to the Rational Group Acquisition. The B2C revenue is currently primarily generated through hosted poker.

Revenue for the three-month period ended March 31, 2015 was $340.13 million as compared to $12.84 million for the comparable prior year period, representing an increase of 2,549%. This increase was primarily attributable to consolidating B2C revenue, primarily generated by PokerStars, with B2B revenue.

Expenses

Selling

Sales and marketing expenses increased from $3.0 million for the three-month period ended March 31, 2014 to $59.0 million for the three-month period ended March 31, 2015, representing an increase of 1,882%. The increase was primarily the result of advertising and marketing expenses incurred by the B2C business during the three month period ended March 31, 2015.

General and Administrative

General and administrative expenses increased from $12.8 million for the three-month period ended March 31, 2014 to $193.8 million for the three-month period ended March 31, 2015, representing an increase of 1,418%. The increase was primarily the result of (i) a growing employee base due to the Rational Group Acquisition, (ii) gaming duty and processing costs incurred by the B2C business in connection with generating B2C revenues and (iii) increased amortization of purchase price allocated intangibles.

Financial

Financial expenses increased from $(700,000) for the three-month period ended March 31, 2014 to $65.8 million for the three-month period ended March 31, 2015, representing an increase of 8,983%. This increase was primarily the result of interest incurred on the USD First Lien Term Loan, USD Second Lien Term Loan, Senior Facility and Mezzanine Facility (each as defined below) during the three-month period ended March 31, 2015, as offset by unrealized gain on the re-valuation of the EUR First Lien Term Loan during the same period.

Acquisition Related Expenses

Acquisition related expenses increased from $2.6 million for the three-month period ended March 31, 2014 to $2.8 million for the three-month period ended March 31, 2015, representing an increase of 8%. This increase was primarily the result of fees incurred during the three-month period ended March 31, 2015 in connection with CJ Sale and the Innova Offering as compared to underwriter fees and professional fees incurred in connection with the acquisition of Diamond Game during the three-month period ended March 31, 2014.

Current and Deferred Income Tax

Current income taxes increased from $1.0 million for the three-month period ended March 31, 2014 to $2.9 million for the three-month period ended March 31, 2015. This increase was primarily the result of the Rational Group Acquisition and the taxable revenues generated by the Corporation’s B2C operations.

For the three-month period ended March 31, 2015, the Corporation recognized deferred income tax recovery of $2.5 million as compared to recognized deferred income tax recovery of $0.9 million for the comparable prior year period. For the three month period ended March 31, 2014, the Corporation recognized deferred income tax recovery resulting primarily by differences between accounting and tax treatment of purchase price allocated intangibles.

Results from Discontinued Operations

Each of the B2B businesses, Diamond Game (now a wholly owned subsidiary of Innova) and Cadillac Jack, are classified as discontinued operations and their assets and liabilities are classified as held for sale and for the period ended March 31, 2015 (Ongame and its assets and liabilities were also so classified for the period ended December 31, 2014). The table below illustrates the impact of such discontinued operations on the Corporation’s results of operations during such period as compared to the comparable prior-year period:

	For the periods ended
	March 31, 2015 $000’s (except per share data)	March 31, 2014 $000’s (except per share data)
Revenues	30,054	28,360
Expenses	(32,504)	(32,003)

Results from operating activities before income taxes	(2,450)	(3,643)
Income taxes	7,285	1,770

Net loss from discontinued operations	(9,735)	(5,413)

Basic earnings (loss) from discontinued operations per Common Share	(0.07)	(0.06)

Diluted earnings (loss) from discontinued operations per Common Share	(0.07)	(0.06)

LIQUIDITY AND CAPITAL RESOURCES

Generally, following the Rational Group Acquisition, the Corporation’s working capital needs are minimal as the B2C business, the Corporation’s primary business segment, requires consumers to deposit funds prior to playing or participating in any of the B2C product offerings. Based on the Corporation’s current revenue and continued growth expectations, primarily from its B2C business and the funds available from the Corporation’s existing USD$100 million five-year first lien revolving credit facility, Management believes that the Corporation will have the cash resources to satisfy current working capital needs, fund development activities and other capital expenditures for at least the next 12 months. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and cash equivalents, in the short- and long-terms, to maintain the Corporation’s capacity, meet its planned growth or fund development activities, see “Risk Factors and Uncertainties” below.

Moreover, Management is of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and solutions. The state of capital markets, micro and macro-economic downturns and contractions of our operations may influence the Corporation’s ability to secure the capital resources required to fund future projects and support growth.

The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources as required.

In addition to the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt”, see “General Development of the Business—Financings and Capital Markets Activities” in the 2014 Annual Information Form for further details.

The following is a summary of the Corporation’s contractual obligations as of March 31, 2015:

	Payments due by period ($000’s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	5,452,044	436,313	848,517	862,393	3,304,821
Capital (Finance) Lease Obligations	302	134	134	34	_
Operating Lease Obligations	78,502	11,149	16,853	15,065	35,436
Purchase Obligations	3,803	655	1,574	1,574	_
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet	458,160	_	458,160	_	_

Total	5,992,811	448,251	1,325,238	879,066	3,340,257

Credit Facility

The Corporation has an unsecured revolving demand credit facility of USD $100 million, which can be used for general working capital purposes and other corporate purposes. The Corporation obtained this credit facility on August 1, 2014 and it is priced at LIBOR plus 3.75% or ABR plus 2.75%, and matures on August 1, 2019. The applicable commitment fee on this revolving credit facility is based on a leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%. This credit facility contains customary covenants, including, without limitation, maintenance covenants based on certain agreed-upon leverage ratios, each of which the Corporation was in compliance with as of March 31, 2015.

As at each of March 31, 2015 and December 31, 2014, the outstanding amounts of the USD $100 million revolving unsecured demand credit facility equaled USD$ nil.

Long-Term Debt

The following is a summary of long-term debt outstanding at March 31, 2015 and December 31, 2014:

	March 31, 2015, Principal outstanding balance in local denominated currency 000’s	March 31, 2015 Carrying amount $000’s	December 31, 2014, Principal outstanding balance in local denominated currency 000’s	December 31, 2014 Carrying amount $000’s
USD First Lien Term Loan	1,741,250	2,136,431	1,745,625	1,956,220
USD Second Lien Term Loan	800,000	956,353	800,000	873,519
EUR First Lien Term Loan	199,000	263,045	199,500	271,388
Senior Facility (USD)	–	–	238,000	273,910
Mezzanine Facility (USD)	–	–	104,537	102,941
2013 Debentures (CAD)	30,000	28,444	30,000	28,020

Total long-term debt		3,384,273		3,505,998

Current portion		39,058		11,451

Non-current portion		3,345,215		3,494,547

2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”) and (ii) 48 non-transferable Common Share purchase warrants (the warrant indenture was subsequently amended to provide for the warrants to be transferable and traded on the TSX). The 2013 Debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year and commenced on July 31, 2013. The 2013 Debentures mature and are repayable on January 31, 2016. Each warrant entitles the holder thereof to acquire one Common Share at a price per Common Share equal to $6.25 at any time until January 31, 2016. At the time of issuance, the proceeds were allocated between the debt and the equity components using the residual method.

During the three-months ended March 31, 2015, the Corporation incurred $980,000 in interest, of which $420,000 relates to interest accretion, as compared to $890,000 in interest during the three-months ended March 31, 2014, of which $370,000 relates to interest accretion. There have been no material movements in the debt and equity components of the private placement of units recognized during the three-month period ended March 31, 2015 as compared to the three-month period ended December 31, 2014.

The following table sets forth the repayment obligations under the debt component of the private placement of units during the next two fiscal years:

$000’s
2015	–
2016	30,000

Credit Facilities and Senior Facility

On December 20, 2013, Cadillac Jack entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack has access to term loans in an aggregate principal amount of up to USD $160 million (the “Credit Facilities”). The Credit Facilities replaced the existing USD $110 million non-convertible senior secured term loan secured by Cadillac Jack’s assets that was made available to finance the acquisition of Cadillac Jack by Amaya as of November 5, 2012 (the “2012 Loan”). The Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses, and the remaining amounts are being used to fund the ongoing working capital and other general corporate purposes. On May 15, 2014, Cadillac Jack obtained an incremental USD $80 million term loan to the Credit Facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of USD$240 million bears interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility will mature over a five-year term from the closing date and is secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries. The Senior Facility contains customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with as of March 31, 2015. Amaya has provided an unsecured guarantee of the obligations under the Senior Facility in favor of the lenders.

During the three-month period ended March 31, 2015, the Corporation reclassified the Senior Facility as a liability held for sale. During the period, the Corporation incurred interest of $7.13 million, of which $110,000 relates to interest accretion, as compared to $3.64 million during the three-month period ended March 31, 2014, of which $110,000 relates to interest accretion.

The remaining principal repayments of the Senior Facility over the next five years amount to the following:

$000’s
2015	3,040
2016	3,040
2017	3,040
2018	3,040
2019	288,531

Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD$100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% may instead be paid in-kind in lieu of cash. The Mezzanine Facility will mature over a 6-year term from the closing date and is unsecured. Amaya has provided an unsecured guarantee of the obligations under the Mezzanine Facility in favor of the lenders. The Mezzanine Facility contains customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with as of March 31, 2015. In connection with the Mezzanine Facility, the Corporation granted the lenders 4,000,000 Common Share purchase warrants, entitling the holders thereof to acquire one Common Share per warrant at a price per Common Share equal to $19.17 at any time up to a period ending ten years after the closing date.

During the three-month period ended March 31, 2015, the Corporation reclassified the Mezzanine Facility as liabilities held for sale. During the period, the Corporation incurred $4.58 million in interest on the Mezzanine Facility, of which $0.36 million relates to interest accretion and $2.27 million relates to paid in kind interest.

The remaining principal repayments under the Mezzanine Facility over the next five years amount to the following:

$000’s

2015	–

2016	–

2017	–

2018	–

2019+	126,660

The Corporation currently anticipates using the net proceeds from the CJ Sale primarily for deleveraging, including the repayment of the Senior Facility and Mezzanine Facility. However, there can be no assurance as to if and when the CJ Sale will occur or whether it will occur on the same or substantially similar terms as previously agreed upon.

First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long term debt, allocated as follows:

First Lien Term Loans

The first lien term loans consist of a USD$1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor.

The Corporation is required to allocate 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of the Rational Group on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash , increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

The agreement for the First Lien Term Loans restricts the Corporation from, among other things, incurring additional debt, making certain investments or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

On March 16, 2015, Amaya announced that it entered into the Swap Agreements, which allow for the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016% (a simple average of the different interest rates for the various Swap Agreements) to replace the USD interest payments bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%) related to the USD First Lien Term Loan. The interest and principal payments for the Swap Agreements, which mature in five years, will be made at a Euro to USD exchange rate of 1.1102 on USD notional amounts of $1.74 billion.

During the three-month period ended March 31, 2015, the Corporation incurred $29.9 million in interest on the USD First Lien Term Loan, of which $3.29 million relates to interest accretion, and repaid $5.55 million in relation thereto.

The USD First Lien Term Loan remaining principal repayments over the next five years amount to the following:

$000’s
2015	174,970
2016	198,084
2017	211,181
2018	224,841
2019+	1,399,353

During the three-month period ended March 31, 2015, the Corporation incurred $3.05 million in interest, of which $380,000 relates to interest accretion, and repaid $680,000 in relation thereto.

The EUR First Lien Term Loan remaining principal repayments over the next five years amount to the following:

$000’s
2015	21,479
2016	24,316
2017	25,924
2018	27,601
2019+	171,779

USD Second Lien Term Loan

The second lien term loan consists of a USD$800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor repayable on August 1, 2022 (the “USD Second Lien Term Loan”). During the three-month period ended March 31, 2015, the Corporation incurred $21.5 million in interest on the USD Second Lien Term Loan of which $1.35 million relates to interest accretion.

The USD Second Lien Term Loan remaining principal repayments over the next five years amount to the following:

$000’s

2015	–

2016	–

2017	–

2018	–

2019+	1,014,641

For the three-month period ended March 31, 2015, the Corporation also designated the entire principal amount of its USD Second Lien Term Loan and USD $400 million of the deferred purchase price for the Rational Group Acquisition as a foreign exchange hedge of its net investment in its foreign operations. As a result, during the three-month period ended March 31, 2015, the Corporation recorded an unrealized exchange loss on translation of $81.48 million in the consolidated statement of comprehensive income related to the translation of the USD Second Lien Term Loan and such deferred purchase price.

CASH FLOWS BY ACTIVITY

The table below outlines a summary of cash inflows (outflows) by activity.

	For the three-month period ended
	March 31, 2015 $000’s	March 31, 2014 $000’s
Operating activities	79,328	568
Financing activities	(5,567)	(352)
Investing activities	(151,863)	24,577

Cash Provided by (Used In) Operations

The Corporation generated positive cash flows from operating activities for the three-month period ended March 31, 2015. This was primarily the result of B2C revenue generated by the B2C business. Cash generated by operating activities for the three-month period ended March 31, 2015 was $79.3 million as compared to $568,000 for the comparable prior year period.

Cash Provided by (Used In) Financing Activities

The cash used for financing activities for the three-month periods ended March 31, 2015 and 2014 was $5.6 million and $352,000, respectively. During the three-month period ended March 31, 2015, the primary expenditure affecting the cash used for financing activities was the repayment of debt. During the three-month period ended March 31, 2014, cash used in financing activities was primarily related to the repayment of long-term debt.

Cash Provided by (Used In) Investing Activities

The use of cash in investing activities for the three-month period ended March 31, 2015 was $151.9 million as compared to cash provided by investing activities of $24.6 million for the comparable prior year period. During the three-month period ended March 31, 2015, the Corporation’s use of cash in investing activities primarily resulted from restricting cash for the Rational Group deferred payment in connection with the Rational Group Acquisition and further cash used to purchase available for sale investments. During the three-month period ended March 31, 2014, the Corporation’s cash provided by investing activities was primarily the result of proceeds from the sale of WagerLogic Malta Holdings Limited (“WagerLogic”, as partially offset by the acquisition of Diamond Game.

Cash Flows from (Used In) Discontinued Operations

Each of the B2B businesses, Diamond Game (now a wholly owned subsidiary of Innova) and Cadillac Jack, are classified as discontinued operations and their assets and liabilities are classified as held for sale and for the period ended March 31, 2015 (Ongame and its assets and liabilities were also so classified for the period ended December 31, 2014). The table below illustrates the impact of such discontinued operations on the Corporation’s cash flows during such period as compared to the comparable prior-year period:

	For the three-month period ended
	March 31, 2015 $000’s	March 31, 2014 $000’s
Operating activities	6,378	924
Financing activities	(1,840)	(562)
Investing activities	(12,498)	(23,392)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Other than as set forth below under “New Significant Accounting Policies”, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments from those described under “Summary of Significant Accounting Policies” in the 2014 Annual MD&A.

New Significant Accounting Policies

Derivative Financial Instruments

From time to time the Corporation uses derivative instruments for risk management purposes. The Corporation does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value on the statements of financial position. The method of recognizing unrealized and realized fair value gains and losses depends on whether the derivatives are designated as hedging instruments. For derivatives not designated as hedging instruments, unrealized gains and losses are recorded in financial expenses on the condensed consolidated statements of earnings. Fore derivatives designated as hedging instruments, unrealized and realized gains and losses are recognized according to the nature of the hedged item.

Derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources. To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently, as if there was no hedging relationship.

The Corporation currently uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in other comprehensive income, while the ineffective portion is recognized immediately in net earnings. Gains and losses on cash flow hedges that accumulate in other comprehensive income are transferred to net earnings in the same period the hedged item affects net earnings. Gains and losses on cash flow hedges are immediately reclassified from other comprehensive income to net earnings when it is probable that a forecasted transaction is no longer expected to occur.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in the consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of earnings. Gains and losses accumulated in other comprehensive income are included in the consolidated statements of earnings when the foreign operation is partially disposed of or sold.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

There have been no changes to the Corporation’s accounting policies adopted from those described under “Recent Accounting Pronouncements—Changes in Accounting Policies Adopted” in the 2014 Annual MD&A.

New Accounting Pronouncements - Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets.

IFRS 9 also includes a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting.

An entity shall apply IFRS 9 retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of applying this standard.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, in each case, unless those contracts are within the scope of other standards. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

On April 28, 2015, the IASB has tentatively decided to postpone the initial January 1, 2017 effective date to January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of applying this standard.

OFF BALANCE SHEET ARRANGEMENTS

As of March 31, 2015, the Corporation had no off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Corporation.

OUTSTANDING SHARE DATA

As at May 14, 2015, the Corporation had a total of 133,792,728 Common Shares issued and outstanding, 1,139,249 Preferred Shares issued and outstanding and exercisable for 48,892,770 Common Shares, 9,413,503 options issued under the Corporation’s share option plan and exercisable for the same number of Common Shares, of which 2,521,282 were exercisable, and 15,570,435 Common Share purchase warrants issued and outstanding and exercisable for the same number of Common Shares.

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 (“NI 52-109”), entitled Certification of Disclosure in Issuers’ Annual and Interim Filings, requires Amaya’s certifying officers, namely, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in NI 52-109. In compliance with NI 52-109, the Corporation has filed certificates signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Changes to Internal Control over Financial Reporting

There has been no change in Amaya’s ICFR that occurred during the period beginning on January 1, 2015 and ended on March 31, 2015 that has materially affected, or is reasonably likely to materially affect, Amaya’s ICFR.

Limitation on Scope of Design

NI 52-109 allows an issuer to limit its design of DC&P and ICFR to exclude a business acquired not more than 365 days before the end of the period to which the certificate relates. Within 365 days from the financial quarter ended March 31, 2015, Amaya acquired the Rational Group, effective August 1, 2014. As allowed by NI 52-109, the CEO and CFO have limited the scope of their design of DC&P and ICFR to exclude controls, policies and procedures of this business.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. Current and prospective investors should consider carefully the risks and uncertainties described below, in addition to other information contained in this MD&A, our condensed consolidated financial statements and related notes, the 2014 Annual Information Form and 2014 Annual Financial Statements. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that could adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our securities could decline, and you could lose part or all of your investment.

The Corporation’s current principal risks and uncertainties as identified by Management are summarized below, each of which could, among other things, have a material adverse effect on the Corporation’s business, liquidity and results of operations:

•	The Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make interest payments, which could adversely affect its ability to raise additional capital to fund its operations, limit its ability to react to changes in the economy or in the Corporation’s industry and prevent it from making debt service payments. Amaya’s secured credit facilities and provisions governing the Preferred Shares contain restrictions that limit its flexibility in operating its business. Amaya may not be able to generate sufficient cash flows to meet its debt service obligations.

•	Amaya’s outstanding credit facilities subject it to financial covenants which may limit its flexibility. Amaya is also exposed to the risk of increased interest rates.

•	The gaming and interactive entertainment industries are intensely competitive. Amaya faces competition from a growing number of companies and, if Amaya is unable to compete effectively, its business could be negatively impacted.

•	Amaya’s online offerings are part of new and evolving industries, which presents significant uncertainty and business risks.

•	Amaya’s success in the competitive gaming and interactive entertainment industries depends in large part on its ability to develop and manage frequent introductions of innovative products.

•	Amaya’s dependency on customers’ acceptance of its products, and the Corporation’s inability to meet changing consumer preferences may negatively impact Amaya’s business and results of operations.

•	The Corporation’s products are becoming more sophisticated, resulting in additional expenses and the increased potential for loss in the case of an unsuccessful product.

•	Acquisitions involve risks that could negatively affect the Corporation’s operating results, cash flows and liquidity.

•	The Corporation could face considerable business and financial risks in investigating, completing and implementing acquisitions.

•	Failure to attract, retain and motivate key employees may adversely affect the Corporation’s ability to compete and the loss of the services of key personnel could have a material adverse effect on Amaya’s business.

•	The Corporation’s insurance coverage may not be adequate to cover all possible losses it may suffer, and, in the future, its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

•	New products may be subject to complex and dynamic revenue recognition standards, which could materially affect the Corporation’s financial results.

•	The Corporation’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

•	Litigation costs and the outcome of litigation could have a material adverse effect on the Corporation’s business.

•	The Corporation relies on its internal marketing and branding function, as well as its relationship with ambassadors, distributors, service providers and channel partners to promote its products and generate revenue, and the failure to maintain and develop these relationships could adversely affect the business and financial condition of the Corporation.

•	The risks related to international operations, in particular in countries outside of the United States and Canada, could negatively affect the Corporation’s results.

•	The Corporation is subject to foreign exchange and currency risks that could adversely affect its operations, and the Corporation’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

•	The Corporation is subject to various domestic and international laws and regulations relating to, among other things, trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

•	Privacy concerns could result in regulatory changes and impose additional costs and liabilities on the Corporation, limit its use of information, and adversely affect its business.

•	The Corporation’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

•	The gaming industry is heavily regulated and failure by the Corporation to comply with applicable requirements could be disruptive to its business and could adversely affect its operations.

•	The Corporation may not be able to capitalize on the expansion of online or other forms of interactive gaming or other trends and changes in the gaming industry, including due to laws and regulations governing these industries.

•	The Corporation’s ability to operate in its existing jurisdictions or expand in new jurisdictions could be adversely affected by new or changing laws or regulations, new interpretations of existing laws or regulations, and difficulties or delays in obtaining or maintaining required licenses or product approvals.

•	Regulations that may be adopted with respect to the Internet and electronic commerce may decrease the growth in the use of the Internet and lead to the decrease in the demand for Amaya’s products and services.

•	Amaya’s shareholders are subject to extensive governmental regulation and if a shareholder is found unsuitable by a gaming authority, that shareholder would not be able to beneficially own the Corporation’s Common Shares directly or indirectly.

•	Amaya’s intellectual property may be insufficient to properly safeguard its technology and brands.

•	The Corporation may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect its operating results.

•	Compromises of the Corporation’s systems or unauthorized access to confidential information or Amaya’s customers’ personal information could materially harm Amaya’s reputation and business.

•	Service interruptions of Internet service providers could impair the Corporation’s ability to carry on its business.

•	There is a risk that the Corporation’s network systems will be unable to meet the growing demand for its online products.

•	Systems, network or telecommunications failures or cyber-attacks may disrupt the Corporation’s business and have an adverse effect on Amaya’s results of operations.

•	Amaya’s products and operations may experience losses due to technical problems or fraudulent activities.

•	The Corporation’s Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of a liquidation.

•	Certain provisions of the Preferred Shares could delay or prevent an otherwise beneficial takeover attempt of Amaya and, therefore, the ability of holders to exercise their rights associated with a potential fundamental change.

•	The Corporation’s advance notice bylaws may prevent attempts by its shareholders to replace or remove its current management.

•	Future sales or the possibility of future sales of a substantial amount of the Corporation’s Common Shares may depress the price of the Corporation’s Common Shares.

•	The price and trading volume of the Common Shares may fluctuate significantly.

•	The Corporation’s Chairman and Chief Executive Officer, GSO and BlackRock, each individually and collectively, own a significant amount of the Corporation’s voting shares and may be able to exert influence over matters requiring shareholder approval.

All historical information relating to Rational Group prior to the Rational Group Acquisition presented in, or due to lack of information omitted from, the Corporation’s documents filed on SEDAR, including the Corporation’s Management Information Circular, dated June 30, 2014, for the annual and special meeting of shareholders of the Corporation held on July 30, 2014 and the Corporation’s Business Acquisition Report filed on October 15, 2014, including all financial information of Rational Group, has been provided in exclusive reliance on the information made available by Rational Group and their respective representatives. Although the Corporation has no reason to doubt the accuracy or completeness of Rational Group’s information provided therein, any inaccuracy or omission in such information contained could result in unanticipated liabilities or expenses, increase the cost of integrating Amaya and Rational Group or adversely affect the operational plans of the combined entities and its results of operations and financial condition.

A detailed description of the risks and uncertainties affecting Amaya and its business as set forth above, as well as additional risks and uncertainties, can be found in the 2014 Annual Information Form. Shareholders and prospective investors are urged to read and consider such risk factors.

FURTHER INFORMATION

Additional information relating to Amaya and its business, including the 2014 Annual Information Form, 2014 Annual MD&A and 2014 Annual Financial Statements, may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular.

Montreal, Québec

May 14, 2015

(Signed) “Daniel Sebag”

Daniel Sebag, CPA, CA

Chief Financial Officer